SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             SUNAIR ELECTRONICS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   867017-10-5
                                 (CUSIP Number)

                       JULIA K. O'NEILL, FLEMING & O'NEILL, P.C.
           268 SUMMER STREET, 3D FLOOR, BOSTON, MA 02210 (617) 350-7770 (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    11/6/03
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867017-10-5

1)  Names of Reporting Persons
    I. R. S. Identification No. of Above Persons (entities only)

      Michael D. Herman

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b)

3) SEC Use Only

4) Source of Funds (See Instructions)
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      U.S.

Number of       (7)   Sole Voting Power
      Shares               1,994,000
      Bene-
      ficially  (8)   Shared Voting Power
      Owned by             0
      Each
      Report-   (9)   Sole Dispositive Power
         ing               1,994,000
      Person
      With      (10)  Shared Dispositive Power
                           0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      1,994,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      53.15%

14) Type of Reporting Person (See Instructions)
      IN



                                 SCHEDULE 13D
                              MICHAEL D. HERMAN

Item 1.  Security and Issuer

Common Stock
Sunair Electronics, Inc.
3005 SW Third Ave.
Ft. Lauderdale, FL 33315

Item 2.  Identity and Background

(a)   Michael D. Herman
(b)   PO Box 60446, Colorado Springs, CO 80960
(c)   Business Consultant
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Herman used $7,736,720 of his personal funds to purchase the common stock described herein.

Item 4. Purpose of Transaction

The purpose of the acquisition of securities of the issuer is to acquire control of the issuer. As of the date of the acquisition, the existing Board of Directors of the issuer is to remain as currently comprised and complete their terms of office, with the exception that (i) Shirley Uricho shall resign on this date, and on this date Mr. Herman shall be named by the Board of Directors to complete her term of office, and (ii) the Board of Directors may be expanded by up to two (2) additional members in connection with acquisitions (as yet undetermined) that may be completed by the issuer. Mr. Herman has further agreed with the issuer that following the expiration of the current term of the Board of Directors in January, 2004, for the one
(1) year period following the current term, two (2) of the members of the current Board of Directors shall remain as members of the Board of Directors and for the one (1) year term after such term (or the second year after the expiration of the current term), one (1) of the members of the current Board of Directors shall be a member of the Board of Directors.

Item 5.  Interest in Securities of the Issuer

(a)	Mr. Herman beneficially owns 1,994,000 shares of Common Stock of the issuer, which represents 53.15% of the class. He owns all of said shares of common stock directly.

(b) Mr. Herman has sole power to vote and dispose of all shares owned by him.

(c) During the past sixty days, the only transactions by Mr. Herman in the securities of the issuer were as listed in item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Herman is a party to an Agreement with the issuer regarding the constitution of the Board of Directors, as described in Item 4 above, and various other matters. The Agreement, the text of which is attached hereto as an Exhibit, is hereby incorporated by reference in its entirety.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 - Stock Purchase Agreement
Exhibit 2 - Agreement

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


11/06/03                                  /s/ Michael D. Herman
Date                                      Michael D. Herman